EXHIBIT 6

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital during the past sixty days.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
11/22/2024	Sell	3,968	21.46
11/25/2024	Sell	19,503	21.93
11/26/2024	Sell	13,967	21.68
11/27/2024	Sell	12,769	21.53
12/4/2024	Buy	65,048	21.86
1/2/2025	Buy	14,174	20.77
1/7/2025	Buy	13,210	21.44